Exhibit 99.(b)(4)

Amendment to the By-Laws

of

Aberdeen Chile Fund, Inc.

Pursuant to a resolution duly adopted by the Board of Directors of Aberdeen Chile Fund, Inc. (the “Company”), effective December 7, 2010, the Article 2.2, of BY-LAW TWO of the Fund’s By-Laws were amended and restated in their entirety as follows:

Annual Meeting. The annual meeting of the Stockholders of the Company shall be held at such place as the Board of Directors shall select on such date as may be fixed by the Board of Directors each year, at which time the Stockholders shall elect Directors by a plurality of votes cast, and transact such other business as may properly come before the meeting. Any business of the Company may be transacted at the annual meeting without being specially designated in the notice of meeting except as otherwise provided by statute, by the Articles of Incorporation or by these Bylaws.